UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: June 24, 2020

Commission File Number 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☑

Pricing of Notes

On June 24, 2020, Navios South American Logistics Inc. (the “Company”) issued a press release announcing the pricing by the Company and Navios Logistics Finance (US) Inc. (the “Co-Issuer” and, together with the Company, the “Co-Issuers”) of the Co-Issuers’ 10.750% Senior Secured Notes due 2025 (the “Notes”) on June 23, 2020. The sale of the Notes is expected to be consummated on July 8, 2020, subject to customary closing conditions. The Company intends to use the net proceeds of the offering to (i) satisfy and discharge the indenture governing the Co-Issuers’ outstanding $375 million in aggregate principal amount of 7.25% Senior Notes due 2022, (ii) repay all amounts outstanding under the Co-Issuers’ $100 million Term Loan B facility, and (iii) pay certain fees and expenses related to the offering, with the balance, if any, to be used for general corporate purposes. A copy of the press release announcing the pricing of the Notes is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Date: June 24, 2020	By:	/s/ Anna Kalathakis
Name: Anna Kalathakis
Title: Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release dated June 24, 2020